SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 9, 2012

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-180880) OF TELEFONAKTIEBOLAGET LM ERICSSON (PUBL) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The Report comprises the following:

Exhibit No.	Document Description

1.1	Underwriting Agreement, dated May 2, 2012 between J.P. Morgan Securities LLP, Deutsche Bank Securities Inc. and the Company.

4.1	The form of Global Note for the 4.125% Senior Notes due 2022 (included in Exhibit 4.2).

4.2	Supplemental Indenture, dated May 9, 2012, between the Company and Deutsche Bank Trust Company Americas, as trustee.

5.1	Opinion of Latham & Watkins (London) LLP, dated May 9, 2012.

5.2	Opinion of Mannheimer Swartling Advokatbyra AB, dated May 9, 2012.

12.1	Calculation of ratio of earnings to fixed charges.

23.1	Consent of Latham & Watkins (London) LLP (included in Exhibit 5.1).

23.2	Consent of Mannheimer Swartling Advokatbyra AB (included in Exhibit 5.2).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: May 9, 2012